                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            Central Newspapers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Class A Common Stock, no par value
                       ----------------------------------
                         (Title of Class of Securities)

                                   154647 10 1
                                 --------------
                                 (CUSIP Number)


      Louis A. Weil, III, Central Newspapers, Inc. 200 E. Van Buren Street
      --------------------------------------------------------------------
                     Phoenix, Arizona 85004- (602) 444-1115
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 28, 2000
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)
                                Page 1 of 8 Pages

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CUSIP No. 154647 10 1                 13D                      Page 2 of 8 Pages
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   1  Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (Entities Only)
      Myrta J. Pulliam
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   2  Check the appropriate box if a member of a Group                 (a) [ ]
                                                                       (b) [ ]
      N/A
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   3  SEC USE ONLY
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   4  Source of Funds
      00
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   5  Check box if disclosure of legal proceedings is required
      pursuant to items 2(d) or 2(e)                                       [ ]
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   6  Citizenship or place of organization
      United States citizen
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                      7   Sole Voting Power
                          471,966
                      ----------------------------------------------------------
     Number of        8   Shared Voting Power
       Shares             67,090 (excludes 50,515,000 shares of Class B
    Beneficially          Common Stock convertible into shares of Class A
      Owned By            Common Stock)
        Each          ----------------------------------------------------------
     Reporting        9   Sole Dispositive Power
       Person             471,966
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power
                          67,090 (excludes 50,515,000 shares of Class B
                          Common Stock convertible into shares of Class A
                          Common Stock)
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  11  Aggregate Amount Beneficially Owned by Each Reporting Person
      539,056 (excludes 50,515,000 shares of Class B Common Stock convertible into shares of Class A Common Stock)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
      N/A
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  13  Percent of Class Represented by Amount in Row (11)
      1.6%
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  14  Type of Reporting Person
      OO (Trustee)
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CUSIP No. 154647 10 1                 13D                      Page 2 of 8 Pages
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                         (Continued on following pages)
                                Page 2 of 8 Pages

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CUSIP No. 154647 10 1                 13D                      Page 3 of 8 Pages
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   1  Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (Entities Only)
      Frank E. Russell
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   2  Check the appropriate box if a member of a Group                 (a) [ ]
                                                                       (b) [ ]
      N/A
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   3  SEC USE ONLY
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   4  Source of Funds
      00
--------------------------------------------------------------------------------
   5  Check box if disclosure of legal proceedings is required
      pursuant to items 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
   6  Citizenship or place of organization
      United States citizen
--------------------------------------------------------------------------------
                      7   Sole Voting Power
                          1,440,200
                      ----------------------------------------------------------
     Number of        8   Shared Voting Power
       Shares             230,000 (excludes 46,265,010 shares of Class B
    Beneficially          Common Stock convertible into shares of Class A
      Owned By            Common Stock)
        Each          ----------------------------------------------------------
     Reporting        9   Sole Dispositive Power
       Person             1,440,200
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power
                          230,000 (excludes 46,265,010 shares of Class B
                          Common Stock convertible into shares of Class A
                          Common Stock)
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  11  Aggregate Amount Beneficially Owned by Each Reporting Person
      1,670,200 (excludes 46,265,010 shares of Class B Common Stock convertible into shares of Class A Common Stock)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
      N/A
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  13  Percent of Class Represented by Amount in Row (11)
      5.0%
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  14  Type of Reporting Person
      OO (Trustee)
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CUSIP No. 154647 10 1                 13D                      Page 3 of 8 Pages
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CUSIP No. 154647 10 1                 13D                      Page 4 of 8 Pages
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   1  Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (Entities Only)
      Louis A. Weil III
--------------------------------------------------------------------------------
   2  Check the appropriate box if a member of a Group                 (a) [ ]
                                                                       (b) [ ]
      N/A
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  Source of Funds
      00
--------------------------------------------------------------------------------
   5  Check box if disclosure of legal proceedings is required
      pursuant to items 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
   6  Citizenship or place of organization
      United States citizen
--------------------------------------------------------------------------------
                      7   Sole Voting Power
                          595,125
                      ----------------------------------------------------------
      Number of       8   Shared Voting Power
       Shares             0 (excludes 45,815,000 shares of Class B
    Beneficially          Common Stock convertible into shares of Class A
      Owned By            Common Stock)
        Each          ----------------------------------------------------------
     Reporting        9   Sole Dispositive Power
       Person             595,125
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power
                          0 (excludes 45,815,000 shares of Class B
                          Common Stock convertible into shares of Class A
                          Common Stock)
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person
      595,125 (excludes 45,815,000 shares of Class B Common Stock convertible into shares of Class A Common Stock)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
      N/A
--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)
      1.8%
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  14  Type of Reporting Person
      OO (Trustee)
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CUSIP No. 154647 10 1                 13D                      Page 4 of 8 Pages
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

        ITEM 1. SECURITY AND ISSUER

        This statement relates to the Class A Common Stock, no par value, of Central Newspapers, Inc., 200 E. Van Buren Street, Phoenix, Arizona 85004
(602) 444-1115.

        ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by:

        (i) Myrta J. Pulliam, an individual, whose principal business address is 135 North Pennsylvania Street, Suite 1200, Indianapolis, Indiana 46204. Ms. Pulliam is an executive and is a citizen of the United States. During the last 5 years, Ms. Pulliam has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (ii) Frank E. Russell an individual, whose principal business address is Central Newspapers, Inc., 200 E. Van Buren Street, Phoenix, Arizona 85004. Mr. Russell is a private investor and is a citizen of the United States. During the last 5 years, Mr. Russell has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (iii) Louis A. Weil, III., an individual, whose principal business address is Central Newspapers, Inc., 200 E. Van Buren Street, Phoenix, Arizona 85004. Mr. Weil is an executive and is a citizen of the United States. During the last 5 years, Mr. Weil has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The securities referenced in Item 1 are shares of capital stock of Central Newspapers, Inc., a Delaware corporation ("CNI"). The trust for which the persons filing this Schedule 13D are Trustees (The Eugene C. Pulliam Trust) has previously been exempt from the obligations to make filings on Schedule 13D by virtue of obtaining ownership of the applicable securities before 1970 and consequently filings have been made on Schedule 13G. Most of the shares reported in this filing (45,815,000) are the result of shares originally contributed to the trust in 1965. The remaining shares held by individual trustees were acquired either compensation for service as employees of CNI, with personal funds, by gift, inheritance or as these individuals act as trustees of other trusts owning CNI securities.

        ITEM 4. PURPOSE OF TRANSACTION.


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        Most of the shares reported in this filing (45,815,000) are assets in the trust overseen by the persons referenced in Item 2 (the "Trustees"). The securities were originally acquired and have long been held for investment. The Trustees have executed a voting agreement with Gannett Co., Inc. ("Gannett") whereby in accordance with the terms of that agreement the Trustees have agreed to vote and/or tender, or cause to be voted and/or tendered, the securities of CNI held and voted by the trusts in favor of a merger of CNI with Gannett (the "Merger") and against any potential transaction other than the Merger. A copy of the Voting and Tender Agreement is attached hereto as an Exhibit.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of July 6, 2000:

        (A) Ms. Pulliam has (i) the sole power to vote or direct the vote of 471,966 shares (including 23,166 shares of Class A Common Stock which she may acquire upon the exercise of outstanding options), (ii) the shared power to vote or direct the vote of 67,090 shares of Class A Common Stock held by a partnership in which Ms. Pulliam has an interest, but excluding 50,515,000 shares of Class B Common Stock convertible into shares of Class A Common Stock, 45,815,000 of which are held by the Eugene C. Pulliam Trust of which Ms. Pulliam is a trustee and as to which Ms. Pulliam disclaims beneficial ownership, (iii) the sole power to dispose or direct the disposition of 471,996 shares and (iv) the shared power to dispose or direct the disposition of 67,090 shares of Class A Common Stock of CNI (excluding 50,515,000 shares of Class B Common Stock convertible into shares of Class A Common Stock, of which 45,815,000 shares are held by the Eugene C. Pulliam Trust of which Ms. Pulliam is a trustee and as to which Ms. Pulliam disclaims beneficial ownership) owned by her representing 1.6% of the issued and outstanding shares of Class A Common Stock of CNI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by CNI).

        (B) Mr. Russell has (i) the sole power to vote or direct the vote of 1,440,200 shares of Class A Common Stock including (a) 292,000 shares of Class A Common Stock which he may acquire upon the exercise of outstanding options and
(b) 867,000 shares of Class A Common Stock held in six separate trusts of which Mr. Russell acts as sole trustees and as to which such shares Mr. Russell disclaims beneficial ownership, (ii) the shared power to vote or direct the vote of 230,000 shares, including (a) 200,000 shares held by the Nina Mason Pulliam Charitable Trust of which Mr. Russell is a trustee and as to which such shares Mr. Russell disclaims beneficial ownership and (b) 30,000 shares owned by Mr. Russell's spouse, but excluding 46,265,010 shares of Class B Common Stock convertible into shares of Class A Common Stock, of which 45,815,000 are held by the Eugene C. Pulliam Trust of which Mr. Russell is a trustee and as to which Mr. Russell disclaims beneficial ownership, (iii) the sole power to dispose or direct the disposition of 1,440,200 shares and (iv) the shared power to dispose or direct the disposition of 230,000 (excluding 46,265,010 shares of Class B Common Stock convertible into shares of Class A Common Stock, of which 45,815,000 are held by the Eugene C. Pulliam Trust of which Mr. Russell is a trustee and as to which Mr. Russell disclaims beneficial ownership) shares of Class A Common Stock of the CNI owned by him representing 5.0% of the issued and outstanding shares of Class A Common Stock of CNI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by CNI).

        (C) Mr. Weil has (i) the sole power to vote or direct the vote of 595,125 shares, including 544,666 shares of Class A Common Stock which he may acquire upon the exercise of outstanding options, (ii) the shared power to vote or direct the vote of 0 shares (excluding



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45,815,000 shares of Class B Common Stock convertible into shares of Class A
Common Stock held by the Eugene C. Pulliam Trust of which Mr. Weil is a trustee and as to which Mr. Weil disclaims beneficial ownership), (iii) the sole power to dispose or direct the disposition of 595,125 shares and (iv) the shared power to dispose or direct the disposition of 0 shares (excluding 45,815,000 shares of Class B Common Stock convertible into shares of Class A Common Stock held by the Eugene C. Pulliam Trust of which Mr. Weil is a trustee and as to which Mr. Weil disclaims beneficial ownership) of Class A Common Stock of the CNI beneficially owned by him representing 1.8% of the issued and outstanding shares of Class A Common Stock of CNI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by CNI).

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Trustees have executed a voting agreement with Gannett whereby they, in accordance with the terms of that agreement, have agreed to vote and/or tender, or caused to be voted and/or tendered, the securities of CNI held and voted by the trusts by them in favor of the Merger.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Agreement and Plan of Merger

        Exhibit 2 - Voting and Tender Agreement

        After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.



/s/ Myrta J. Pulliam                               July 6, 2000
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Myrta J. Pulliam                                   Date:


/s/ Louis A. Weil, III                             July 6, 2000
-----------------------                            ------------
Louis A. Weil, III                                 Date:


/s/ Frank E. Russell                               July 6, 2000
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Frank E. Russell                                   Date: